ADURO CLEAN TECHNOLOGIES INC.

542 Newbold Street

London, ON N6E 2S5

Telephone: 226.784.8889

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of Aduro Clean Technologies Inc. (the "Company") will be held on Friday, November 27, 2026 via Teams, at the hour of 11:00 a.m. (Eastern time) for the following purposes:

1. the financial statements of the Company for the fiscal year ended May 31, 2026, together with the auditor's report thereon, will be submitted to the Meeting. Receipt at the Meeting of the financial statements and auditor's report will not constitute approval or disapproval of any matters referred to therein;

2. to set the number of directors of the Company at five (5);

3. to elect Ofer Vicus, James Scott, Peter Kampian, W. Marcus Trygstad and Marie Grönborg as directors of the Company;

4. to re-appoint De Visser Gray LLP, Chartered Professional Accountants, as the auditors of the Company for the fiscal year ending May 31, 2027 and to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending May 31, 2027;

5. to consider and, if deemed advisable, to pass an ordinary resolution, to confirm and approve the advance notice policy of the Company (the "Advance Notice Policy"), the full text of which is attached as Schedule "A" in the accompanying information circular (the "Information Circular"); and

6. to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

This year, the Company has decided to take advantage of the notice‐and‐access model provided for under amendments to National Instrument 54‐101 ("Notice and Access") for the delivery of its Information Circular, the Company's audited financial statements and the Management's Discussion & Analysis for the financial year ended May 31, 2026 (collectively, the "Meeting Materials"), to its shareholders in respect of the Meeting.

Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a notice with information on how they may access the Meeting Materials electronically. However, shareholders will receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The use of this alternative means of delivery is more environmentally friendly, as it will help reduce paper use and it will also reduce the Company's printing and mailing costs.

The Meeting Materials will be available on the Company's website at https://investors.adurocleantech.com/governance/governance-documents/default.aspx as of October 16, 2026 and will remain on the website for one full year thereafter. The Meeting Materials are also available upon request, without charge, by e‐mail at mbeshay@adurocleantech.com or by calling 1-226-784-8889, or can be accessed online on SEDAR+ at www.sedarplus.ca as of October 16, 2026. The Company will mail paper copies of the Meeting Materials to those registered and beneficial shareholders who have previously elected to receive paper copies of the Company's Meeting Materials. All other shareholders will receive a Notice and Access notification, which will contain information on how they may access the Meeting Materials electronically in advance of the Meeting.

The Company's board of directors has fixed October 9, 2026 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please vote by proxy by following the instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

As always, the Company encourages shareholders to vote prior to the Meeting. Shareholders are encouraged to vote on the matters before the Meeting by proxy and to join the Meeting by Teams. To access the Meeting by Teams, please join via the following link: http://adurocleantech.com/f/2026agm-webinar.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a retirement savings plan, retirement income fund, education savings plan or other similar savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing, that holds your securities on your behalf (an "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 16th day of October, 2026.

By Order of the Board of Directors of

ADURO CLEAN TECHNOLOGIES INC.

/s/Ofer Vicus Ofer Vicus

Chief Executive Officer, Executive Chair

and Director

ADURO CLEAN TECHNOLOGIES INC.

/s/Ofer Vicus
Ofer Vicus
Chief Executive Officer, Executive Chair
and Director

PLEASE VOTE. YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE

COMPLETE, SIGN AND DATE THE ENCLOSED FORM OF PROXY AND PROMPTLY RETURN IT IN

THE ENVELOPE PROVIDED.